

April 11, 2013

Via E-mail
Robert A. Hagemann
Chief Financial Officer
Quest Diagnostics Incorporated
3 Giralda Farms
Madison, NJ 07940

  Re: **Quest Diagnostics Incorporated**
    Form 10-K for Fiscal Year Ended December 31, 2012
    Filed February 27, 2013
    File No. 001-12215

Dear Mr. Hagemann:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

1. We note that the critical accounting policy regarding the accounting for and recoverability of goodwill substantially duplicates your accounting policy on page F-11. To provide readers with better insight into management's judgments in accounting for goodwill, please disclose the following:

- the reporting units you have identified for goodwill impairment testing and your consideration of the factors in ASC 350-20-35-33 in determining these reporting units;

- clarify whether HemoCue represented a separate reporting unit or was a relative fair value allocation approach used and the factors that you have considered in making this determination;

- how the methodologies used for valuing goodwill in the current year have changed since the prior year, and

- discuss material implications of uncertainties associated with the methods, assumptions and estimates used.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo, Staff Accountant at 202-551-3394 or Nasreen Mohammed, Assistant Chief Accountant at 202-551-3773 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining